New York Life Insurance Company
51 Madison Avenue, 10SB
New York, NY 10010
Bus: (212) 576-5522
Fax: (212) 576-7101
E-Mail:Charles_F_Furtado@newyorklife.com

Charles F. Furtado, Jr.
Associate General Counsel

July 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Att’n: Patrick Scott, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)
NYLIAC Corporate Sponsored Variable Universal Life Separate Account – I
(the “Registrant”)
Post-Effective Amendment No. 11 to the Registration Statement on Form N-6
for Corporate Executive Accumulator Variable Universal Life (the “Policy”)
File Nos. 811-07697/333-161336

Patrick:

On May 24, 2016, the Registrant and its depositor, NYLIAC, filed Post-Effective Amendment No. 11 (the “Amendment”) to the Registration Statement on Form N-6 (File No. 333-161336) with the U.S. Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”). The Amendment also constituted Amendment No. 58 to the registration statement for the Registrant (File No. 811-07697) under the Investment Company Act of 1940.

Registrant filed the Amendment pursuant to Rule 485(a)(1) of the 1933 Act to convert the share class of five (5) American Funds portfolios from Class 2 (with a Rule 12b-1 fee of 25 basis points) to Class 1 (with no Rule 12b-1 plan). The Amendment also added four new funds, closed one fund, and made other non-material changes.

1.        Staff Comments

On July 6, 2016, the Staff of the Division of Investment Management of the Commission provided the Registrant with verbal comments on the Amendment. At that time, the Staff indicated that no changes were necessary to the Amendment.

In response to the Staff’s comments, we recognize that the Registrant and its management is responsible for the accuracy and adequacy of the disclosures made in the

U.S. Securities and Exchange Commission

Registration Statement. The Registrant acknowledges that: the Commission is not foreclosed from taking any action once the filing becomes effective; the effectiveness of the filing does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statement or in connection with this response to the Staff’s comments.

2.        Timetable for Effectiveness

The Amendment becomes effective automatically sixty (60) days after filing pursuant to Rule 485(a)(1) on July 23, 2016. Please note that the Registrant will file a post-effective amendment for the sole purpose of designating a new effectiveness date for the Amendment. The new effectiveness date will be July 25, 2016. That amendment is not intended to amend or delete any part of the Registration Statement, except as specifically noted therein.

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We appreciate your review of the Amendment and thank you for your prompt attention to this matter. If you have any questions concerning this response, please contact the undersigned at (212) 576-5522.

Very truly yours,

/s/ Charles F. Furtado, Jr.

Charles F. Furtado, Jr.

Associate General Counsel

cc:	Mr. Frederick Bellamy